CERTIFICATE OF FORMATION

                                       OF

                       NATIONAL CITY MORTGAGE CAPITAL LLC

1. The name of the limited liability company is National City Mortgage Capital LLC.

2. The address of its registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street in the City of Wilmington, Delaware 19801, in the County of New Castle. The name of the registered agent for service of process at such address is The Corporation Trust Company.

         IN WITNESS WHEREOF, the undersigned has executed this certificate of formation of National City Mortgage Capital LLC this 5th day of August, 2005.


                                          By: /s/ William R. Stewart, Jr.
                                             ----------------------------
                                          Name:   William R. Stewart, Jr.
                                          Title:  Authorized Person